JOHN R. HOUSTON
(612) 371-3279



   February 28, 1996


   Board of Directors
   Ault Incorporated
   7300 Boone Avenue North
   Minneapolis, Minnesota 55428


   Gentlemen:

        Reference is made to the Rights Agreement dated as of February 13, 1996 between Ault Incorporated (the "Company") and Norwest Bank Minneapolis, N.A. as Rights Agent (the "Rights Agreement") and the rights issuable thereunder (the "Rights"). As counsel to the Company, we have examined such corporate documents, records and matters of law, including an analysis of the Minnesota Business Corporation Act and the opinion of the United States District Court for the District of Minnesota in Gelco Corporation v. Coniston Partners, and have satisfied ourselves as to such matters of fact, as we have deemed necessary or advisable for the purposes of this opinion.

        Based upon the foregoing, we are of the opinion that:

        (1) The Company is duly organized and validly existing under the laws of the State of Minnesota.

        (2) The Board of Directors of the Company has the legal authority to adopt and implement the Rights
             Agreement and the Rights.

        (3) The Rights Agreement and the Rights have been duly and validly authorized by all necessary corporate action.

        (4) In considering and adopting the Rights Agreement, the Board of Directors acted in accordance with its fiduciary duties to the Company and its shareholders as such fiduciary duties are interpreted on the date hereof.

        (5) The Rights will, upon issuance, be validly issued and will constitute legal and valid securities under Minnesota law.

        (6) The issuance of the Rights as a dividend to the holders of common stock of the Company does not constitute an "offer" or "sale" within the meaning of the Securities Act of 1933, as amended, and therefore registration of such issuance is not required under such Act.

   Very truly yours,

      /S/ Lindquist & Vennum P.L.L.P.

   LINDQUIST & VENNUM P.L.L.P.